Staffing 360 Solutions, Inc.

641 Lexington Avenue, Suite 1526

New York, New York 10022

March 17, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Staffing 360 Solutions, Inc.
Registration Statement on Form S-3
File No. 333-208910

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-208910), as amended, to 4:00 p.m., Eastern time, on March 22, 2016, or as soon thereafter as possible.

The Registrant hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 634-6410 or Martin C. Glass of Jenner & Block LLP, counsel to the Registrant, at (212) 891-1672 as soon as the Registration Statement has been declared effective.

Very truly yours,

STAFFING 360 SOLUTIONS, INC.

By:	/s/ David Faiman
Name:	David Faiman
Title:	Chief Financial Officer

cc: Martin C. Glass, Esq.